Exhibit 2.1

PURCHASE OF BUSINESS AGREEMENT

THIS PURCHASE OF BUSINESS AGREEMENT (the “Agreement”) made and entered into this first day of January, 2021 (the “Execution Date”),

BETWEEN:

Chore Check, LLC

(the “Seller”)

OF THE FIRST PART

and

REGO Payment Architectures, Inc.

(the “Purchaser”)

OF THE SECOND PART

BACKGROUND

A.	The Seller carries on the business of managing a chore-setting application for families with 6-18 year olds, with a linked checking account and prepaid debit card provided by a pan-national issuing bank (the “Business”), which is located at 580 Stable Lane, Lake Forest, IL 60045.

B.	The Seller owns the assets of the Business and desires to sell certain assets (the “Assets”), to the Purchaser, subject to any exclusions set out in this Document, and the Purchaser desires to buy the Assets.

IN CONSIDERATION of the provisions contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which consideration is acknowledged, the Parties agree as follows:

Definitions

1.	The following definitions apply in the Agreement:

a.	The “Assets” consist of the following:

i.	Cash;

ii.	all equipment used in carrying on the business of the Seller;

iii.	all outstanding and confirmed sales orders;

iv.	all interests of the Seller under contracts or agreements relating to the Seller;

v.	all books, records and files, relevant to carrying on the business of the Seller;

vi.	title to registered or unregistered trademarks and trade names;

vii.	the goodwill of the Seller including the business name;

and do not include any Excluded Assets.

b.	“Closing” means the completion of the purchase and sale of the Assets as described in this Agreement by the payment of agreed consideration, and the transfer of title to the Assets.

c.	“Excluded Assets” means assets that are owned by the Seller but do not form any part of the Assets for the purpose of this transactions. Excluded Assets will include the following:

i.	Records in the possession of the Seller relating to the excluded assets and corporate and financial records which are not related to the carrying on of the business activities of the Seller.

d.	“Parties” means both the Seller and Purchaser and “Party” means one of them.

Sale

2.	Subject to the terms and conditions of this Agreement, and in reliance on the representation, warranties, and conditions set out in this Agreement, the Seller agrees to sell the Assets to the Purchaser and the Purchaser agrees to purchase the Assets from the Seller.

Purchase Price

3.	The Parties agree that the Purchase Price for the Assets will be allocated among the Assets as follows subject to required adjustments that are agreed upon by the Parties:

Cash	$800

Software	$111,017

Purchase Price	$111,817

4.	The Parties agree to cooperate in the filing of elections under the Internal Revenue Code and under any other applicable taxation legislation, in order to give the required or desired effect to the allocation of the Purchase Price.

Closing

5.	The Closing of the purchase and sale of the Assets will take place on January 1, 2021 (the “Closing Date”) at the offices of the seller or at such other time and place as the Parties mutually agree.

6.	At Closing and upon the Purchaser resolving the Purchase Price in full to the Seller, the Seller will deliver the Assets to the Purchaser. The Seller will deliver to the Purchaser possession of the Assets, in the same condition as on the Execution Date, and free and clear of any liens, charges, rights of third parties, or any other encumbrances, except those attached as a result of the Purchaser’s actions.

7.	At Closing and upon Purchaser resolving the Purchase Price in full to the Seller, the Seller will provide the Purchaser with duly executed forms and documents evidencing transfer of Assets, where required, including, but not limited to, bills of sale, assignments, assurances, and consents. The Seller will also cooperate with the Purchaser as needed in order to effect the required registration, recording, and filing with public authorities of the transfer of ownership of the Assets to the Purchaser.

Payment

8.	The Purchase Price for the Assets will be paid by the Purchaser through the issuance of an option to purchase 100,000 shares of the common stock of the Purchaser to the Seller with an exercise price of $0.90, a term of three years and vesting immediately.

9.	The Purchaser is responsible for paying all applicable taxes, including federal sales tax, state sales tax, duties, and any other taxes or charges payable pursuant to the transfer of the Assets from the Seller to the Purchaser.

Seller’s Representations and Warranties

10.	The Seller represents and warrants to the Purchaser that:

a.	The Seller has full legal authority to enter into and exercise its obligations under this Agreement.

b.	The Seller is the absolute beneficial owner of the Assets, with good and marketable title, free and clear of any liens, charges, encumbrances or rights of others. The Seller is exclusively entitled to possess and dispose of the Assets.

c.	To the best knowledge of the Seller there is not pending or anticipated claim against the Assets or against the Seller’s ownership or title to the Assets or against the Seller’s right to dispose of the Assets.

d.	No third party contract is outstanding that could result in a claim against or affecting the Assets in whole or in part either now or in the future.

e.	The Seller does not have any outstanding contracts, agreements, or commitments of any kind, written or oral, with any third party regarding the Business of the Assets, except for any material contracts described in, and/or attached to this Agreement. The Seller represents and warrants that no material default or breach exists with regard to any presently outstanding material contract.

f.	Execution of this Agreement will not hinder or unfairly disadvantage any pre-existing creditor.

g.	Except as otherwise provided in this Agreement, there has been no act or omission by the Seller that would give rise to any valid claim relating to a brokerage commission, finder’s fee or other similar payment.

h.	The Seller is a resident of the United States for the purposes of the Internal Revenue Code.

i.	The Seller has withheld all amounts relating to the Business required to be withheld under income tax legislation and has paid all amounts owing to the proper authorities.

j.	The Seller is not bound by any written or oral pension plan or collective bargaining agreement or obligated to make any contributions under any retirement income plan, deferred profit sharing plan or similar plan.

k.	The Seller will not dismiss any current employees of the Business or hire any new employees, or substantially change the role or title of any existing employees, provide unscheduled or irregular increases in salary or benefits to employees, or institute any significant changes to the terms of any employee's employment, after signing this Agreement, unless the Purchaser provides written consent.

l.	There are no claims threatened or pending against the Seller by any current or past employee relating to any matter arising from or relating to the employment of the employee.

m.	The Assets, while owned by the Seller, have been maintained at all times in accordance with standard industry practice. The Seller further warrants that all tangible assets are in good working order.

n.	The Seller is operating in accordance with all applicable laws, rules, and regulations of the jurisdictions in which it is carried on. In compliance with such laws, the Seller has duly licensed, registered, or qualified the Seller with the appropriate authorities and agencies.

o.	There are no patents, trademarks or copyrights.

p.

q.	The trade names used in carrying on the Business are owned exclusively and validly by the Seller. The trade names are duly registered with the appropriate public authorities in order that the rights associated with the trade names are protected. To the best knowledge of the Seller, there are no claims of infringement existing against the trade names used by the Seller.

r.	Any trade names used in whole or in part in or required for the proper operation of the Business are validly and beneficially owned by and for the sole and exclusive use of the Seller.

s.	To the best knowledge of the Seller, the conduct of the Seller does not infringe on the trade names whether domestic or foreign, of any other person, firm or corporation.

t.	The Seller owns or is licensed to use all necessary software and it can continue to use any and all computerized records, files and programs after the Closing Date in the same manner as before the Closing Date.

u.	The Seller has filed all tax reports and returns required in the operation of the Business and has paid all taxes owed to all taxing authorities, including foreign taxing authorities, except amounts that are being properly contested by the Seller, the details of this contest having been provided to the Purchaser.

v.	This Agreement has been duly executed and delivered by the Seller and constitutes a legal and binding obligation of the Seller, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy and insolvency, by other laws affecting the rights of creditors generally, and by equitable remedies granted by a court of competent jurisdiction.

11.	The representations and warranties given in this Agreement are the only representations and warranties. No other representation or warranty, either expressed or implied, has been given by the Seller to the Purchaser, including, without limitation, any representations or warranties regarding the merchantability of the Assets or their fitness for a particular purpose.

12.	The Seller warrants to the Purchaser that each of the representations and warranties made by it is accurate and not misleading at the Closing Date. The Seller acknowledges that the Purchaser is entering into this Agreement in reliance on each representation and warranty.

13.	The Seller's representations and warranties will survive the Closing Date of this Agreement.

14.	Where the Purchaser has a claim against the Seller relating to one or more representations or warranties made by the Seller, the Seller will have no liability to the Purchaser unless the Purchaser provides notice in writing to the Seller containing full details of the claim on or before the third anniversary of the Closing Date.

15.	Where the Purchaser has a claim against the Seller relating to one or more representations or warranties made by the Seller, and the Purchaser is entitled to recover damages from a third party then the amount of the claim against the Seller will be reduced by the recovered or recoverable amount less all reasonable costs incurred by the Purchaser in recovering the amount from the third party.

Purchaser's Representations and Warranties

16.	The Purchaser represents and warrants to the Seller the following:

a.	The Purchaser has full legal authority to enter into and exercise its obligations under this Agreement.

b.	The corporate Purchaser has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement, and this transaction has been duly authorized by all necessary corporate action on the part of the corporate Purchaser.

c.	The Purchaser has funds available to pay the full Purchase Price and any expenses accumulated by the Purchaser in connection with this Agreement and the Purchaser has not incurred any obligation, commitment, restriction, or liability of any kind, absolute or contingent, present or future, which would adversely affect its ability to perform its obligations under this Agreement.

d.	The Purchaser has not committed any act or omission that would give rise to any valid claim relating to a brokerage commission, finder's fee, or other similar payment.

e.	The Purchaser is a resident of the United States for the purposes of the Internal Revenue Code.

f.	This Agreement has been duly executed by the Purchaser and constitutes a legal and binding obligation of the Purchaser, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy and insolvency, by other laws affecting the rights of creditors generally, and by equitable remedies granted by a court of competent jurisdiction.

g.	The Purchaser has no knowledge that any representation or warranty given by the Seller in this Agreement is inaccurate or false.

17.	The representations and warranties given in this Agreement are the only representations and warranties. The Purchaser has given no other representation or warranty, either expressed or implied, to the Seller.

18.	The Purchaser warrants to the Seller that each of the representations and warranties made by it is accurate and not misleading at the date of Closing. The Purchaser acknowledges that the Seller is entering into this Agreement in reliance on each representation and warranty.

19.	The Purchaser's representations and warranties will survive the Closing Date of this Agreement.

20.	Where the Seller has a claim against the Purchaser relating to one or more representations and warranties made by the Purchaser, the Purchaser will have no liability to the Seller unless the Seller provides notice in writing to the Purchaser containing full details of the claim on or before the third anniversary of the Closing Date.

21.	Where the Seller has a claim against the Purchaser relating to one or more representations or warranties made by the Purchaser, and the Seller is entitled to recover damages from a third party then the amount of the claim against the Purchaser will be reduced by the recovered or recoverable amount less all reasonable costs incurred by the Seller in recovering the amount from the third party.

Conditions Precedent to be Performed by the Purchaser

22.	The obligation of the Seller to complete the sale of the Assets under this Agreement is subject to the satisfaction of the following conditions precedent by the Purchaser, on or before the Closing Date, each of which is acknowledged to be for the exclusive benefit of the Seller and may be waived by the Seller entirely or in part:

a.	All of the representations and warranties made by the Purchaser in this Agreement will be true and accurate in all material respects on the Closing Date.

b.	The Purchaser will obtain or complete all forms, documents, consents, approvals, registrations, declarations, orders, and authorizations from any person or any governmental or public body, required of the Purchaser in connection with the execution of this Agreement.

c.	The Purchaser will execute and deliver the Option Agreement to the Seller.

Conditions Precedent to be Performed by the Seller

23.	The obligation of the Purchaser to complete the purchase of the Assets under this Agreement is subject to the satisfaction of the following conditions precedent by the Seller, on or before the Closing Date, each of which is acknowledged to be for the exclusive benefit of the Purchaser and may be waived by the Purchaer entirely or in part.

a.	All of the representations and warranties made by the Seller in this Agreement will be true and accurate in all material respects on the Closing Date.

b.	The Seller will obtain and complete any and all forms, documents, consents, approvals, registrations, declarations, orders, and authorizations from any person or governmental or public body that are required of the Seller for the proper execution of this Agreement and transfer of the Assets to the Purchaser.

c.	No substantial damage to or alteration of the Assets that would adversely affect their value will occur between the date this Agreement is signed and the Closing Date.

d.	The Seller will have obtained any necessary consents for assigning any leases to the Purchaser as well as providing estoppel certificates from such owners or landlords that there are no arrears of rent, no breaches under such leases and the amount of the security deposits held by such third parties.

e.	The Seller will execute and deliver bills of sale for the Assets in favor of the Purchaser.

f.	The Seller will provide the Purchaser with complete information concerning the operation of the Seller, in order to put the Purchaser in a position to carry on in the place of the Seller.

g.	Immediately following the Closing, the Seller will discontinue use of the name Chore Check, LLC except in connection with the collection of the accounts receivable of the Seller and the disposing of any inventory that were not part of the Assets sold to the Purchaser.

Conditions Precedent Not Satisfied

24.	If either Party fails to satisfy any of its conditions precedent as set out in this Agreement on or before the Closing Date and that condition precedent was not waived, then this Agreement will be null and void and there will be no further liability as between the Parties.

Disclosure

25.	Upon the reasonable request of the Purchaser, the Seller will, from time to time, allow the Purchaser and its agents, advisors, accountants, employees, or other representatives to have reasonable access to the premises of the Seller and to all of the books, records, documents, and accounts of the Seller, during normal business hours, between the date of this Agreement and the Closing Date, in order for the Purchaser to confirm the representations and warranties given by the Seller in this Agreement.

Employees

26.	The Purchaser will not be offering employment to any existing officer or employee of the Seller (the "Employees"). All individuals who are officers or employees of the Seller up to and including the Closing Date will remain the full responsibility of the Seller. Any individual hired by the Purchaser after the Closing Date will become the responsibility of the Purchaser.

27.	The Seller will deliver to the Purchaser prior to the Closing Date, resignations of all Employees of the Seller, each such resignation will be effective on the Closing Date. The Seller will pay all Employee compensation incurred by it up to and including the Closing Date including all salaries, benefits, bonuses and any other compensation of any kind owing to the Employees up to and including the Closing Date. The Seller will be responsible for all severance benefits, vacation days, sick days, personal days and other compensated time off accrued by all Employees up to and including the Closing Date.

28.	The Seller is in compliance with all applicable foreign and domestic statutory rules and regulations respecting employment and employment practices and has withheld and reported all amounts required by law with respect to wages and salaries and the Seller is not liable for any accrued taxes or penalties and is not liable or in arrears to any government pension, social security or unemployment insurance authority. The Seller indemnifies the Purchaser for any future liabilities relating to employment and employment practices where the subject of the liability occurred prior to or on the Closing Date.

Non-Solicitation

29.	The Seller agrees that any attempt to encourage or induce employees, directors, agents or contractors to leave their jobs with the Seller would be harmful and damaging to the Purchaser. The Seller further agrees that any attempt on the part of the Seller to interfere with the Purchaser's relationship with employees, directors, agents, contractors, vendors or service providers of the Seller would be harmful and damaging to the Purchaser.

30.	The Seller agrees that during the term of this Agreement and for a period of one year after the Closing Date of this Agreement, the Seller will not in any way directly or indirectly:

a.	induce or attempt to induce any employee, director, agent, contractor or other service provider of the Purchaser to quit employment or retainer with the Purchaser;

b.	otherwise interfere with or disrupt the Purchaser's relationship with its employees, directors, agents, contractors or other service providers;

c.	discuss employment opportunities or provide information about competitive employment to any of the Purchaser's employees, directors, agents, contractors or other service providers; or

d.	solicit, entice, or hire away any employee, director, agent, contractor or other service provider of the Purchaser.

Non-Competition

31.	For a period of one year (the "Non-Competition Period") after the Closing Date, the Seller will not, either individually or in conjunction with any other person or business entity or in any other manner whatsoever, have interest in, enter employment with, lend money to, advise or permit its name to be associated with any business similar to or in competition with the Purchaser within a 1 mile radius of the business premises.

32.	If the Non-Competition Period is determined to be void or unenforceable by a court of competent jurisdiction then it is the intent of the Parties that the Non-Competition Period be reduced in scope only to the extent deemed necessary to render the provision reasonable and enforceable. The Seller agrees that the Non-Competition Period is reasonable and all defenses to the enforcement of the Non-Competition Period are waived by the Seller.

Non-Assumption of Liabilities

33.	It is understood and agreed between the Parties that the Purchaser is not assuming and will not be liable for any of the liabilities, debts or obligations of the Seller arising out of the ownership or operation of the Seller prior to and including the Closing Date.

34.	The Seller will indemnify and save harmless the Purchaser, its officers, directors, employees, and agents from and against all costs, expenses, losses, claims, and liabilities, including reasonable legal fees and disbursements, or demands for income, sales, excise or other taxes, suffered or incurred by the Purchaser or any of the above mentioned persons arising out of the ownership or operation of the Seller prior to and including the Closing Date.

Transfer of Third Party Contracts

35.	This Agreement is not to be construed as an assignment of any third party contract from the Seller to the Purchaser if the assignment would be a breach of that third party contract.

36.	The Purchaser will be solely responsible for acquiring new contracts with third parties where the existing contracts are not legally assignable from the Seller to the Purchaser.

37.	Notwithstanding any other provision in this Agreement to the contrary, the Seller will not be liable for any losses, costs or damages of any kind including loss of revenue or decrease in value of the Seller resulting from the failure of the Purchaser to acquire any third party contracts.

Notices

38.	Any notices or deliveries required in the performance of this Agreement will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the Parties at the addresses contained in this Agreement or as the Parties may later designate in writing.

Expenses/Costs

39.	The Parties agree to pay all their own costs and expenses in connection with this Agreement.

Confidentiality

40.	The Seller and the Purchaser will keep confidential all information (the "Confidential Information") pertaining to this Agreement including, but not limited to, the terms of this Agreement, the Purchase Price, the Parties to this Agreement, and the subject matter of this Agreement as well as any written or oral information obtained about the respective Parties that is not currently in the public domain except as required to be disclosed to the Securities and Exchange Commission in public company filings. Confidential Information will not include the following:

a.	Information generally known in the respective industries of the Purchaser and the Seller.

b.	Information that enters the public domain through no fault of the Purchaser or the Seller.

c.	Information that is independently created by the Purchaser or the Seller respectively without direct or indirect use of information obtained during the course of negotiations for this Agreement.

d.	Information that is rightfully obtained by the Purchaser or the Seller from a third party who has the right to transfer or disclose the information.

41.	The Seller and the Purchaser may disclose any Confidential Information relating to this Agreement to any of its employees, agents and advisors where there is a need to know in relation to this Agreement and where the personnel agree to be legally bound by the same confidentiality obligations.

42.	The Parties each agree to indemnify the other against any harm suffered as a result of a breach of the confidentiality obligations contained in this Agreement on the part of their respective employees, agents and/or advisers.

43.	The confidentiality obligations in this Agreement will continue to apply after the Closing Date of this Agreement without any limit in time.

Severability

44.	The Parties acknowledge that this Agreement is reasonable, valid, and enforceable; however, if any part of this Agreement is held by a court of competent jurisdiction to be invalid, it is the intent of the Parties that such provision be reduced in scope only to the extent deemed necessary to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected or invalidated as a result.

45.	Where any provision in this Agreement is found to be unenforceable, the Purchaser and the Seller will then make reasonable efforts to replace the invalid or unenforceable provisions with a valid and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the original invalid or unenforceable provision.

Governing Law

46.	This Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

47.	The courts of the Commonwealth of Pennsylvania will have jurisdiction to settle any dispute arising out of or in connection with this Agreement.

General Provisions

48.	This Agreement contains all terms and conditions agreed to by the Parties. Statements or representations which may have been made by any Party to this Agreement in the negotiation stages of this Agreement may in some way be inconsistent with this final written Agreement. All such statements are declared to be of no value to either Party. Only the written terms of this Agreement will bind the Parties.

49.	This Agreement may only be amended or modified by a written instrument executed by all of the Parties.

50.	A waiver by one Party of any right or benefit provided in this Agreement does not infer or permit a further waiver of that right or benefit, nor does it infer or permit a waiver of any other right or benefit provided in this Agreement.

51.	This Agreement will not be assigned either in whole or in part by any Party without the written consent of the other Party.

52.	This Agreement will pass to the benefit of and be binding upon the Parties' respective heirs, executors, administrators, successors, and permitted assigns.

53.	The clauses, paragraphs, and subparagraphs contained in this Agreement are intended to be read and construed independently of each other. If any part of this Agreement is held to be invalid, this invalidity will not affect the operation of any other part of this Agreement.

54.	All of the rights, remedies and benefits provided in this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law or equity.

55.	Time is of the essence in this Agreement.

56.	This Agreement may be executed in counterpart.

57.	Headings are inserted for the convenience of the Parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in the neuter gender include the masculine gender and the feminine gender and vice versa.

IN WITNESS WHEREOF the Parties have duly affixed their signatures under hand and seal on this 1st day of January, 2021.

Chore Check, LLC		(Seller)

By:	/s/ Douglas Waggoner

Name:	Douglas Waggoner

Title:	Owner

REGO Payment Architectures, Inc.		(Purchaser)

By:	/s/ Peter S. Pelullo

Name:	Peter S. Pelullo

Title:	Chief Executive Officer